UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12B-25

Commission File Number 1-12609

NOTIFICATION OF LATE FILING

(Check One):	* Form 10-K	*Form 20-F	* Form 11-K	☒ Form 10-Q	* Form N-SAR	* Form N-CSR

	For Period Ended:	June 30, 2003

*	Transition Report on Form 10-K
*	Transition Report on Form 20-F
*	Transition Report on Form 11-K
*	Transition Report on Form 10-Q
*	Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

PG&E Corporation
Full name of registrant:

Former name if applicable:

One Market, Spear Tower, Suite 2400
Address of principal executive office:

San Francisco, California 94105
City, state and zip code:

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

As previously reported, on July 8, 2003, PG&E Corporation’s subsidiary, PG&E National Energy Group, Inc. (NEG), and certain of NEG’s subsidiaries filed voluntary petitions for relief under the provisions of Chapter 11 of the Bankruptcy Code in the Bankruptcy Court for the District of Maryland, Greenbelt Division.  NEG has filed a proposed plan of reorganization, that, if implemented, would eliminate PG&E Corporation’s equity interest in NEG.  As a result of NEG’s Chapter 11 filing and the resignation of PG&E Corporation's representatives who previously served on the NEG Board of Directors and their replacement with Board members who are not affiliated with PG&E Corporation, PG&E Corporation no longer retains significant influence over the ongoing operations of NEG, including the preparation and filing of NEG’s reports with the Securities and Exchange Commission.  For the quarter ended June 30, 2003, NEG’s financial results will continue to be consolidated into PG&E Corporation’s results.  Effective July 8, 2003, NEG's financial results will no longer be consolidated with PG&E Corporation’s financial results.

NEG has informed PG&E Corporation that it needs additional time to complete preparation of its second quarter financial statements and that it will be unable to provide these financial statements to PG&E Corporation in time for PG&E Corporation to file its Form 10-Q by August 14, 2003.  NEG is currently reviewing its methods for netting certain revenues and expenses primarily related to hedging activities.

Although the outcome of this review is not expected to materially affect PG&E Corporation’s operating income, net income, balance sheet or cash flow, PG&E Corporation is unable to timely file its Form 10-Q by the due date, August 14, 2003. The reason causing this delay cannot be eliminated without unreasonable effort or expense, and, in any event, PG&E Corporation is unable to file its Form 10-Q by August 14, 2003.  PG&E Corporation and another subsidiary, Pacific Gas and Electric Company (Utility), have filed joint reports with the Securities and Exchange Commission since PG&E Corporation became the holding company for the Utility on January 1, 1997.  PG&E Corporation intends that its Form 10-Q will be filed by August 19, 2003.  If NEG’s financial statements are not complete by August 19, the Utility intends to release its separate results and file its Form 10-Q on a stand-alone basis.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kathleen M. Hayes	415	817-8204
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	☒	Yes	*	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	*	Yes	☒	No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PG&E Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 14, 2003	By:	PETER A. DARBEE
Peter A. Darbee
Senior Vice President, Chief Financial Officer and Treasurer